EXPENSE WAIVER AND

REIMBURSEMENT AGREEMENT

AGREEMENT made as of the ___ day of ___________ 2013 between Westchester Capital Funds, a Massachusetts business trust (the “Trust”), in respect of its series, WCM Alternatives: Event-Driven Fund (the “Fund”) and Westchester Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Fund, dated ____________, 2013, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total annual expenses of the Fund’s Institutional Class shares and Investor Class shares to 1.74% and 1.99%, respectively.

NOW, THEREFORE, the parties hereto agree as follows:

1.   Expense Waiver and Reimbursement by the Adviser.  The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses, including organizational expenses, (to the extent permitted by the Internal Revenue Code of 1986, as amended, but not including commissions; mark-ups; litigation expenses; indemnification expenses; interest expenses; borrowing expenses, including on securities sold short; dividend expenses on securities sold short; trading and investment expenses; taxes; acquired fund fees and expenses; and any extraordinary expenses) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund’s Institutional Class shares and Investor Class shares to 1.74% and 1.99%, respectively, of daily net assets attributable to such class.

2.   Duty of Fund to Reimburse.  The Fund agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that the Fund, in respect of a particular class of shares, is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne, or in any year where such reimbursement shall cause the total annual expenses of the Fund’s Institutional Class shares or Investor Class shares to exceed 1.74% or 1.99%, respectively, not including commissions; mark-ups; litigation expenses; indemnification expenses; interest expenses; borrowing expenses, including on securities sold short; dividend expenses on securities sold short; trading or investment expenses; taxes; acquired fund fees and expenses; and any extraordinary expenses.  The Fund’s Board of Trustees shall be provided information regarding any reimbursement paid to the Adviser with respect to the Fund.

3.   Assignment.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

4.   Duration and Termination.  This Agreement shall be effective from the Fund's inception until the one year anniversary of the date on which the Fund’s registration statement is declared effective by the Staff of the Securities and Exchange Commission, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Fund. The Board of Trustees may terminate this Agreement at any time by written notice to the Adviser. The provisions of paragraph 2 shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

WESTCHESTER CAPITAL FUNDS		WESTCHESTER CAPITAL MANAGEMENT, LLC
By:		By:
Name:	Roy Behren	Name:	Roy Behren
Title:	Co-President	Title:	Manager